Filed Pursuant to Rule 433

Registration No. 333-232862-01

Supplementing the Preliminary Prospectus

Supplement dated February 18, 2020

(To Prospectus dated July 26, 2019)

€2,250,000,000

The Dow Chemical Company

€1,000,000,000 0.500% Notes due 2027

€750,000,000 1.125% Notes due 2032

€500,000,000 1.875% Notes due 2040

Final Term Sheet

February 18, 2020

Issuer:	The Dow Chemical Company

Legal Entity Identifier:	ZQUIP1CSZO8LXRBSOU78

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa2 (Stable) / BBB (Stable) / BBB+ (Stable)

Ranking:	Senior Unsecured

Offering Format:	SEC Registered

Expected Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange

Trade Date:	February 18, 2020

Settlement Date (T+5):**	February 25, 2020

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Merrill Lynch International Citigroup Global Markets Limited HSBC Bank plc Mizuho International plc SMBC Nikko Capital Markets Limited

Senior Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

BNP Paribas

ING Bank N.V., Belgian Branch

J.P. Morgan Securities plc

Wells Fargo Securities International Limited

Crédit Agricole Corporate and Investment Bank

MUFG Securities EMEA plc

Banco Santander, S.A.

Standard Chartered Bank

OID Tax Consequences to U.S. Holders:	Because the first accrual period on the Notes is longer than one year, the Notes will be considered to be issued with “original issue discount” (“OID”) for U.S. federal income tax purposes. As a result, any U.S. Holder of the Notes will not be taxed on the payment or accrual of stated interest, and instead will be taxed under the rules governing OID. Under such rules, a U.S. Holder will be required to include in income interest on the Notes under a constant yield method. The U.S. federal income tax treatment to non-U.S. Holders generally will not be affected.

	2027 Notes	2032 Notes	2040 Notes
Principal Amount:	€1,000,000,000	€750,000,000	€500,000,000
Maturity Date:	March 15, 2027	March 15, 2032	March 15, 2040
Coupon (Interest Rate):	0.500%	1.125%	1.875%
Price to Public:	99.442%	99.263%	98.731%
Yield to Maturity:	0.581%	1.191%	1.952%
Spread to Benchmark Bund:	114.9 bps	163.3 bps	207.1 bps
Benchmark Bund:	DBR 0.250% due February 15, 2027	DBR 0.000% due August 15, 2029	DBR 4.250% due July 4, 2039
Benchmark Bund Price and Yield:	105.850%; -0.568%	104.290%; -0.442%	185.670%; -0.119%
Spread to Mid Swaps:	80 bps	115 bps	165 bps
Mid Swaps Yield:	-0.219%	0.041%	0.302%
Interest Payment Date:	Annually on March 15, commencing March 15, 2021	Annually on March 15, commencing March 15, 2021	Annually on March 15, commencing March 15, 2021
Day Count Convention:	ACTUAL/ACTUAL (ICMA)	ACTUAL/ACTUAL (ICMA)	ACTUAL/ACTUAL (ICMA)
Make-Whole Call:	Prior to December 15, 2026 (three months prior to the maturity date), at a discount rate of Comparable Government Bond Rate plus 20 basis points	Prior to December 15, 2031 (three months prior to the maturity date), at a discount rate of Comparable Government Bond Rate plus 25 basis points	Prior to September 15, 2039 (six months prior to the maturity date), at a discount rate of Comparable Government Bond Rate plus 35 basis points
Par Call:	On or after December 15, 2026	On or after December 15, 2031	On or after September 15, 2039
CUSIP/Common Code/ISIN:	260543CZ4/212248584 / XS2122485845	260543DA8/212248606/ XS2122486066	260543DB6/212293369/ XS2122933695
Stabilization:	FCA/ICMA	FCA/ICMA	FCA/ICMA

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about February 25, 2020, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 and Merrill Lynch International toll-free at 1-800-294-1322.

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA and in the United Kingdom.

This pricing term sheet is not a prospectus for the purposes of the European Union’s Regulation (EU) 2017/1129.

This pricing term sheet and any other document or materials relating to the issue of the Notes offered hereby is for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)); (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order (“high net worth companies, unincorporated associations etc.”); (iii) are outside the United Kingdom; or (iv) are any other persons in the United Kingdom to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing term sheet relates will be engaged in only with, relevant persons. This document is directed only at relevant persons and any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

Relevant stabilization regulation including FCA/ICMA will apply.

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